Exhibit 99.1

MediWound

INNOVATING SOLUTIONS FOR WOUND & BURN CARE

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

August 14, 2019
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 23, 2019
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. (Eastern Daylight Time) on Thursday, September 26, 2019, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

The Meeting is being called for the following purposes:

(1)
To approve an updated compensation policy for the executive officers and directors of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)
To approve an amendment to Article 6 of our Company’s Articles of Association, as amended, that increases our authorized share capital from 372,445.08 New Israeli Shekels, or NIS, divided into 37,244,508 ordinary shares, par value NIS 0.01 each, to NIS 500,000 divided into fifty million (50,000,000) ordinary shares, par value NIS 0.01 each.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Monday, August 19, 2019.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 1 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor possess a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for Proposal 1.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a record shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Wednesday, September 25, 2019 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 6:00 a.m. Eastern Daylight Time (1:00 p.m. Israel time) on the Meeting date. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided in the proxy statement and proxy card to be sent to you together with this notice.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

This notice is being furnished, and the proxy statement and the form of proxy card for the Meeting will be furnished, to the United States Securities and Exchange Commission, or SEC, as exhibits to Reports of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com.  The full text of the proposed resolutions to be presented at the Meeting, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, August 27, 2019, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Mr. Stephen T. Wills Active Chairman of the Board of Directors

2

MediWound

INNOVATING SOLUTIONS FOR WOUND & BURN CARE

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 26, 2019

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the Notice of Extraordinary General Meeting of Shareholders, published by the Company on Wednesday, August 14, 2019.  The Meeting will be held at 10:00 a.m. (Eastern Daylight Time) on Thursday, September 26, 2019, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about August 27, 2019.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Monday, August 19, 2019, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Approval of an updated compensation policy for the executive officers and directors of our Company (the “Compensation Policy”), in accordance with the requirements of the Israeli Companies Law, 5759-1999, (the “Companies Law”); and

(2)
Approval of an amendment to Article 6 of our Company’s Articles of Association, as amended (the “Articles”) that increases our authorized share capital from 372,445.08 New Israeli Shekels (“NIS”), divided into 37,244,508 ordinary shares, par value NIS 0.01 each, to NIS 500,000.00 divided into fifty million (50,000,000) ordinary shares, par value NIS 0.01 each.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On August 14, 2019, we had 27,178,839 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, August 19, 2019, is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 1 (the approval of our updated Compensation Policy) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the updated Compensation Policy that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposal 1. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for that proposal.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 1 (the approval of our updated Compensation Policy). Failure to so inform us disqualifies a shareholder from participating in the vote on Proposal 1.  In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” under Item 1A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposal 1.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 1, you should check the box “AGAINST” under Item 1A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 1, but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel and corporate secretary via fax to +972-77-971-4182 or email to yaronm@mediwound.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 6:00 a.m. Eastern Daylight Time (1:00 p.m. Israel time) on the meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Daylight Time on Wednesday, September 25, 2019.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposal 2, and will be deemed to have abstained with respect to Proposal 1 (unless you confirm in Item 1A whether you are a controlling shareholder and possess a conflict of interest in the approval of Proposal 1, in which case your shares will be voted in favor of Proposal 1 as well).

You must remember to confirm in writing by indicating “FOR” under Item 1A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 (or else check the box “AGAINST” under Item 1A if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways:  (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you).  Your physical voting instruction form must be received by 11:59 a.m. Eastern time on Tuesday, September 24, 2019 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m. Eastern time on Monday, September 23, 2019 in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and also bring an account statement that shows that you own your shares as of the record date for the Meeting (August 19, 2019).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals.  Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.  You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposal 1 (when submitting your voting instructions on that proposal); otherwise, your vote on that proposal will not be counted.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting.  If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 27, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of August 14, 2019.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd. (3)	9,429,555	34.7%
Wellington Management Group LLP (4)	3,432,542	12.6%
Lior Rosenberg (5)	1,945,322	7.1%
Migdal Insurance & Financial Holdings Ltd. (6)	2,126,058	7.8%
Yelin Lapidot Mutual Funds Management Ltd. (7)	1,703,081	6.3%
Directors and executive officers as a group (8)	2,520,748	8.9%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 27,178,839 ordinary shares that are issued and outstanding as of August 14, 2019.

(3)
As reported in a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly owned subsidiary of Clal Biotechnology Industries Ltd. (“CBI”); and (ii) 1,220,582 ordinary shares held by CBI. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(4)
As reported in a Schedule 13G/A filed on February 12, 2019, shares beneficially owned consist of 3,432,542 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. Of the 3,432,542 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to all 3,432,542 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 3,128,149 ordinary shares and shared dispositive power with respect to 3,326,736 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
As reported in a Schedule 13G/A filed on February 6, 2019, shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 94,750 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2018; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(6)
As reported in a Schedule 13G filed on February 14, 2019, shares beneficially owned consist of: (i) 1,909,112 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), each of which makes independent voting and investment decisions, and (ii) 216,946 ordinary shares held for Migdal’s own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
As reported in a Schedule 13G/A filed on February 11, 2019, shares beneficially owned consist of: (i) 1,432,081 ordinary shares owned of record by Yelin Lapidot Mutual Funds Management Ltd., a wholly‑owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds; plus (ii) 280,000 ordinary shares owned of record by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., which is also a wholly‑owned subsidiary of Yelin Lapidot Holdings. Yelin Lapidot Holdings, Dov Yelin and Yair Lapidot each share voting and dispositive power with respect to all 1,703,081 shares. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. Each of Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
As reported in a Schedule 13G/A filed on February 11, 2019, shares beneficially owned consist of: (i) 1,432,081 ordinary shares owned of record by Yelin Lapidot Mutual Funds Management Ltd., a wholly‑owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds; plus (ii) 280,000 ordinary shares owned of record by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., which is also a wholly‑owned subsidiary of Yelin Lapidot Holdings. Yelin Lapidot Holdings, Dov Yelin and Yair Lapidot each share voting and dispositive power with respect to all 1,703,081 shares. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. Each of Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(8)
Consists of (i) 1,855,729 ordinary shares held directly or indirectly by the Company’s directors and executive officers; and (ii) 665,019 ordinary shares underlying outstanding options granted to the executive officers and directors which will have vested within 60 days of August 14, 2019 (i.e., on or prior to October 13, 2019).

PROPOSAL 1
APPROVAL OF UPDATED COMPENSATION POLICY

Background

As required under the Companies Law, we adopted, in September 2014, our current Compensation Policy, which provides guidelines as to the terms of employment and/or service, and the compensation arrangements, of all of our “office holders”, which, as defined in the Companies Law, includes our executive officers and directors.

Under the Companies Law, our Compensation Policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve the Compensation Policy periodically— initially, five years following our becoming a public company, and subsequently once every three years. Because our initial public offering (our “IPO”) and the initial adoption of our Compensation Policy occurred in 2014, we are currently required to re-approve our Compensation Policy.

Our compensation committee and Board have reviewed our current Compensation Policy, in light of the experience that they have gained while applying it over the course of the last five years to the terms of service of our office holders. In light of the evolution of practice concerning the form of compensation policies of Israeli public companies since our IPO, our compensation committee has determined that it would be in the best interest of our Company to adopt a new, updated Compensation Policy, rather than merely revising the existing version. The compensation committee has adopted such a new policy. The Board, in turn, based in part on the recommendation of the compensation committee, has reviewed and approved the proposed updated Compensation Policy as well. Each of the compensation committee and the Board recommends that our shareholders approve it at the Meeting. A copy of the proposed, updated Compensation Policy is attached as Appendix A to this Proxy Statement.

The key proposed substantive updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows (the sections of the updated Compensation Policy in which those updates appear are set forth in brackets):

◾
The updated Compensation Policy slightly raises the limit for the non-material portion of an annual bonus that may be paid to the Company’s Chief Executive Officer (“CEO”) based on a discretionary evaluation of his overall performance by the compensation committee and the Board—from 20% to 25% -- but adds that such discretionary evaluation of the CEO’s overall performance by the compensation committee and the Board will be based on quantitative and qualitative criteria. [Section 9.3]

◾
The updated Compensation Policy sets a more demanding vesting schedule in a default scenario (unless otherwise determined for a particular grant) for equity-based awards to executive officers based on a four-year vesting schedule (25% vests at the end of one year, and an additional 6.25% vests at the end of each subsequent quarter over the following three years). This vesting schedule is in line with our 2014 Equity Incentive Plan. Under our existing Compensation Policy, the guidelines were more general (minimum two-year vesting period, with a minimum one-year period prior to the vesting of the first tranche). [Section 12.3]

◾
The updated Compensation Policy revises the framework for our current and future directors & officers (including any directors or executive officers who are affiliated with a controlling shareholder of our Company) liability (D&O) insurance coverage, raising the coverage limit up to $40 million from up to $30 million (including under a Side A DIC (Difference in Conditions) policy), while changing the maximum annual premium that we may pay from a maximum of a 30% increase from the previous year’s premium, to an absolute ceiling equal to 2% of the coverage of the policy. The updated Compensation Policy furthermore provides details as to the permitted range of coverage and premiums for D&O insurance that we may purchase in special circumstances (including for a public offering, or for a “run off” policy following a change of control). [Section 19]

◾
The updated Compensation Policy provides explicitly that any directors or executive officers who are affiliated with a controlling shareholder of our Company may be entitled to exculpation and indemnification (in addition to D&O insurance coverage). Until now, any directors or executive officers who have been affiliated with a controlling shareholder of our Company have been granted exculpation and indemnification after we obtained a specific approval from the required corporate organs of our Company (including our shareholders). [Sections 18 and 19.1]

◾
The updated Compensation Policy explicitly “hard wires” in the terms of annual cash fees for non-employee directors, setting a maximum of $150,000 per year, plus value-added tax (VAT), subject to an allowance to deviate from that limit in the case of a professional director, expert director or a director who makes a unique contribution to our Company. Our existing Compensation Policy generically provides for periodic and per-meeting fees without providing details. Both our existing and our updated Compensation Policy generally provide that external directors will be paid in accordance with the “external director” compensation regulations under the Companies Law. [Section 20]

Despite the additional details regarding the maximum potential non-employee director compensation in our updated Compensation Policy, the inclusion of those details does not signal a substantive change to our compensation practices. As of the current time, all of our non-employee directors (except for our Active Chairman, whose compensation was explicitly approved by our shareholders) receive the same fees as our external directors—the amount payable to a “professional director” in accordance with the “external director” compensation regulations under the Companies Law.

The foregoing description is merely a summary of the updates to our Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the updated Compensation Policy.

If the updated Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law (as described below in this Proposal 1 under “Required Vote”), our Board may nevertheless approve it, provided that each of the compensation committee and the Board determines, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 1 at the Meeting:

“RESOLVED, that the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated August 14, 2019, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the updated Compensation Policy of the Company requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting on Proposal 1. Abstentions and broker non-votes shall not be taken into account in the voting, and shall therefore have no effect on the vote. Under the Companies Law, the approval of the updated Compensation Policy furthermore requires that either:

(i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling, non-conflicted shareholders (i.e., non-controlling shareholders who also lack a “personal interest” as defined under the Companies Law, in the approval of the updated Compensation Policy) who are present in person or by proxy and who vote on the proposal; or

(ii) the total votes cast in opposition to the approval of the updated Compensation Policy by the non-controlling, non-conflicted shareholders does not exceed 2% of all of the voting power in our Company.

Please see the description above under “Vote Required for Approval of Each of the Proposals” concerning the requirement to check the box “FOR” in Item 1A of the proxy card or voting instruction form to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 1A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 1 but will not count towards or against the special majority required for its approval. If you do not complete Item 1A, your vote on Proposal 1 will not be counted at all.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the updated Compensation Policy.

PROPOSAL 2
APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION TO INCREASE AUTHORIZED
SHARE CAPITAL

Background

Our Company’s authorized share capital is currently NIS 372,445.08, consisting of 37,244,508 ordinary shares, par value NIS 0.01 per share. As of August 14, 2019, we had approximately 6,533,475 authorized ordinary shares remaining available for future issuance, which excludes shares that are issuable under outstanding options and RSUs, whether vested or not, since those shares are already set aside for issuance under specific awards.

The Board believes that the small amount of remaining available share capital does not provide our Company with sufficient flexibility for our future financial and capital requirements, or for our pursuit of other potential business opportunities. In order to take proper advantage of propitious market conditions or to pursue such other opportunities, our Board recommends that we increase the number of ordinary shares that we are authorized to issue by 12,755,492 from 37,244,508 ordinary shares to 50,000,000 ordinary shares, and correspondingly increase the authorized share capital of our Company from NIS 372,445.08 to NIS 500,000 That increase would be effected via the adoption of an amendment to Article 6 of our Articles of Association, which sets forth our Company’s authorized share capital.

In addition to potential issuance in equity financings, acquisitions or other potential transactions, the additional ordinary shares would also be available to us for stock dividends or splits should our Board decide that, in light of market conditions then prevailing, such measures would broaden the public ownership of, and enhance the market for, our ordinary shares.  The additional shares would generally be available for issuance for these and other purposes at the discretion of our Board without, in most cases, the delays and expenses attendant to obtaining further shareholder approval.  To the extent required by the Companies Law or the NASDAQ Listing Rules, we would, nevertheless, solicit shareholder approval in the event that we propose to issue ordinary shares in connection with a merger, significant acquisition or significant private placement.

Adoption of an amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders.  Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares.  If effected, a stock split would reduce our earnings per share, but would not affect the voting or economic rights of our current shareholders, as each shareholder would continue to hold the same percentage interest in the Company.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to our Articles of Association is adopted, that would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company.  Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The text of the proposed amendment to Article 6 of our Articles of Association increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting, is annexed to this proxy statement as Appendix B.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that an increase to the authorized share capital of the Company by an additional NIS 127,554.92, consisting of an additional 12,755,492 ordinary shares, nominal value NIS 0.01 per share, such that the Company’s authorized share capital shall be NIS 500,000 consisting of 50,000,000 ordinary shares, nominal value NIS 0.01 per share, to be implemented via the adoption of an amendment to Article 6 of the Company’s Articles of Association of the Company, in the form attached as Appendix B to the Proxy Statement, dated August 14, 2019, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the amendment to the Articles of Association increasing our authorized share capital requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting thereon. Abstentions and broker non-votes shall not be taken into account in the voting, and shall therefore have no effect on the vote.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the amendment to our Articles to increase our authorized share capital.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F for the year ended December 31, 2018, which, among other things, describes our business and contains our audited consolidated financial statements for the fiscal year ended December 31, 2018, was filed with the SEC on March 25, 2019.  That document is available for viewing and downloading on the SEC’s website at www.sec.gov as well as at the Investor Relations section of our Company’s website at www.mediwound.com.

Our Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers.  We fulfill these requirements by filing or furnishing reports with or to the SEC. Our reports to the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Yavne, Israel August 14, 2019	By order of the Board of Directors: Mr. Stephen T. Wills Active Chairman of the Board of Directors

APPENDIX A
COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

MEDIWOUND LTD.

 (As adopted by the shareholders on September 26, 2019)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of MediWound Ltd. (“MediWound” or the “Company”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of MediWound’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance MediWound’s value and otherwise assist MediWound to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to MediWound’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, MediWound’s directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as MediWound’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of MediWound (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

The Compensation Committee shall administer this Policy. Subject to the terms and conditions of this Policy and any mandatory provisions of applicable law, and in addition to the Compensation Committee’s powers provided elsewhere in this Policy and under the Companies Law, the Compensation Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following:

•	interpret the Policy;
•	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and
•	determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

2.	Objectives

MediWound’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to MediWound’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding MediWound’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of MediWound’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with MediWound’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

This Compensation Policy was prepared taking into account the Company’s nature, size and business and financial characteristics.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary (as described in Section 6 below);

3.2.	Benefits (including any of the benefits described in Section 7 below);

3.3.	Cash bonuses (including any bonuses described in Sections 8 through 10 below);

3.4.	Equity-based compensation (as described in Sections 12 and 13 below);

3.5.	Retirement and termination terms (as described in Sections 14 through 16 below);

3.6.	Exculpation, indemnification and insurance (as described in Sections 18 and 19 below); and

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of annual cash bonuses and equity-based compensation, which equity-based compensation shall be valued based on the fair value thereof on the date of grant, to be apportioned over the vesting period on a linear basis) in an Executive Officer’s total compensation package in a given fiscal year. The balance between Fixed Compensation and Variable Compensation is meant to, among other things, appropriately incentivize Executive Officers to meet MediWound’s short-term and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total Variable Compensation of each Director or Executive Officer shall not exceed 67% of the total compensation package (i.e., the total of Variable Compensation plus Fixed Compensation) of such Executive Officer on an annual basis. For the sake of clarity, for purposes of determining the total compensation package in a given fiscal year, additional compensation elements, such as other (non-annual) bonuses under Section 10, adjustment-period compensation and/or retirement bonuses, granted in accordance with Sections 14 and 15 below, and the value of D&O liability insurance coverage (provided pursuant to Section 19 below), shall be excluded from both Variable Compensation and Fixed Compensation.

4.3.
It should be clarified that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, MediWound’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of MediWound’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in MediWound were examined and will continue to be examined by MediWound from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in MediWound.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows MediWound to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the Company, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to MediWound’s ability to attract and retain highly skilled professionals, MediWound will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in other companies operating in MediWound’s industry that are similar in their characteristics to MediWound, as much as possible, while considering, among other factors, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally). To that end, MediWound shall utilize as a reference, comparative market data and practices, which may include, among other tools, a compensation survey that compares and analyzes the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages of officers at other companies who are in similar positions to that of the relevant officer. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. When determining the base salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, the base salary and total compensation package of comparable Executive Officers in the Company, the ratio between the Executive Officer’s compensation package and the salaries of other employees in the Company and specifically the median and average salaries, and the effect that such ratio may have on work relations in the Company.

7.	Benefits

7.1.
The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements. It shall be clarified that the list below is an open list and MediWound (subject to the applicable required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to applicable law and to MediWound’s policies and procedures:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to MediWound’s practice and the common market practice (including contributions on bonus payments);

7.1.5.	Medical insurance, in accordance with market practice and applicable law;

7.1.6.
Contribution on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to MediWound’s policies and procedures and the common market practice (including contributions on bonus payments);

7.1.7.
Contribution on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to MediWound’s policies and procedures and to the common market practice.

7.1.8.	Periodic medical examination;

7.1.9.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance;

7.1.10.	Travel benefits, including travel insurance;

7.1.11.	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

7.1.12.	Paid vacation, including, if applicable, the redemption thereof;

7.1.13.	Sick days;

7.1.14.	Holiday and special occasion gifts;

7.1.15.	Recuperation pay;

7.1.16.	Expense reimbursement, including reimbursement of business travel (including a daily stipend when traveling) and other business related expenses;

7.1.17.	COBRA (for US employees);

7.1.18.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance;

7.1.19.	Change-of-control provisions;

7.1.20.	Loans or advances (to the extent permitted under applicable law);

7.1.21.	Professional or academic courses or studies;

7.1.22.	Newspaper or online subscriptions;

7.1.23.	Professional membership dues or subscription fees;

7.1.24.	Professional advice or analysis (such as pension, insurance and tax);

7.1.25.
Expense coverage for relocation or repatriation to another geography, as well as similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living due to relocation/repatriation, such as reimbursement for out of pocket, one-time payments, and other ongoing expenses, such as housing allowance, car allowance, and home leave visit;

7.1.26.	Other benefits generally provided to Company employees (or any applicable affiliate or division); and

7.1.27.	Other benefits or entitlements mandated by applicable law.

7.2.
The benefits that may be provided to Executive Officers under Sections 7.1.26 and 7.1.27 above shall be determined based on the relevant jurisdiction in which an Executive Officer is employed and the methods described in Section 7.2 of this Policy (with the necessary changes and adjustments).

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with MediWound’s objectives and business goals. It introduces a pay-for-performance element, as payout eligibility and levels are determined based on actual results or performances (such as the Company’s achievement of goals and/or milestones), as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account MediWound’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum qualitative or quantitative thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. Under special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in MediWound’s business environment, a significant organizational change, a significant corporate event such as a material strategic commercial transaction, investment/fundraising, an M&A event, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

9.1.
The annual cash bonus of MediWound’s Executive Officers will be based on performance objectives determined by the Compensation Committee (and, if required by law, by the Board) and/or (to the extent permitted under the Companies Law) a discretionary evaluation by the CEO of the Executive Officer’s (other than the chief executive officer (the "CEO") overall contribution to the Company and/or its affiliates. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on overall company performance measures, such as receipt of regulatory approvals, attainment of milestones, execution of distribution agreements, meeting the Company’s budget, and financial and operational results, and may further include divisional or personal objectives which may include operational objectives, such as promotion of strategic targets, promotion of innovation, productivity indices, cost savings, compliance with corporate governance rules and regulatory requirements.

9.2.
The annual cash bonus payable to an Executive Officer for a certain year shall be up to ten (10) months’ of such Executive Officer’s base salary for the specific year. The Compensation Committee and the Board will set at the beginning of each calendar year the target cash annual bonus.

9.3.
The less significant part of the annual cash bonus granted to MediWound’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria

10.	Special Bonuses

MediWound may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances or special recognition in case of retirement), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). A Special Bonus payable to an Executive Officer for a certain year shall be up to four (4) months’ of such Executive Officer’s base salary for the specific year. A Special Bonus shall not count towards the limit on annual cash bonus amounts awarded pursuant to Section 9 above.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, MediWound shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by MediWound prior to the third anniversary of the fiscal year-end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for MediWound’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of MediWound and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by MediWound is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan(s) as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board or unless provided otherwise in the Company’s equity incentive plan(s), grants to Executive Officers shall vest as follows: 25% of an award shall vest on the first anniversary of the grant date, and 6.25% of the award shall vest at the end of each subsequent three-month period, provided that the Executive Officer remains continuously employed for that quarter, over the course of the following three years of continued employment. Performance based incentives shall vest upon the Executive Officer achieving measurable performance objectives. The exercise price of options shall be determined in accordance with MediWound’s equity incentive plan(s).

12.4.
All other terms of the equity awards shall be in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of annual equity-based compensation at the time of grant shall not exceed the ratio specified in section 4.2 above.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advance Notice Period

14.1
MediWound may provide to an Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of: up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. The foregoing notice period shall not be available to an Executive Officer that has not served at least one year as an Executive Officer of the Company.

14.2
During the advance notice period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company has waived the Executive Officer’s services to the Company during the advance notice period and paid the amount payable in lieu of notice, plus the value of benefits.

15.	Adjustment Period

MediWound may provide to an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, an additional adjustment period of up to six (6) months during which the Executive Officer may be entitled to continue to receive any or all compensation elements, and to continue to vest with respect to his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

MediWound may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 14-16 above shall not exceed the Executive Officer’s monthly base salary multiplied by twelve (12).

F. Exculpation, Indemnification and Insurance

18.	Exculpation

MediWound may exempt its directors and Executive Officers, including directors and Executive Officers who are affiliated to MediWound's controlling shareholder, in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis MediWound, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.
MediWound may indemnify its directors and Executive Officers, including directors and Executive Officers who are affiliated to MediWound's controlling shareholder, to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and MediWound, all subject to applicable law and the Company’s articles of association.

19.2.
MediWound will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers, including directors and Executive Officers who are affiliated to MediWound's controlling shareholder, as follows:

19.2.1.	The annual premium to be paid by MediWound shall not exceed 2% of the aggregate coverage of the Insurance Policy;

19.2.2.	The limit of liability of the insurer (i.e., the insurance coverage), including under a Side A DIC (Difference in Conditions) insurance policy shall not exceed $40 million; and

19.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering MediWound’s exposures, the scope of coverage and the market conditions, and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

19.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), MediWound shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

19.3.1.	The limit of liability of the insurer shall not exceed $40 million;

19.3.2.	The premium for the run-off period shall not exceed 300% of the last paid annual premium; and

19.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

19.4.	MediWound may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

19.4.1.	The additional premium for such extension of liability coverage shall not exceed 30% of the last paid annual premium; and

19.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Board of Directors Compensation

20.	The following compensation shall be paid to MediWound's Board members:

20.1.
 All of MediWound’s non-employee Board members shall be entitled to annual and per-meeting compensation. Alternatively, MediWound’s Board members may receive only an annual payment with respect to their services on the Board and additional annual payments for serving on Board committees and as chairperson of the Board or its committees, without regard to their participation in meetings of the Board or its committees. A Board member’s annual cash fee (per calendar year) shall not exceed $150,000 plus VAT.

20.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, including the “relative compensation” track for external directors provided under those regulations.

20.3.
Notwithstanding the provisions of Sections 20.1 and 20.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 20.1 and/or the amount prescribed under Section 20.2.

20.4.
Each non-employee member of MediWound’s Board, may be granted annual equity-based compensation. The maximum equity award annual compensation value on the date of grant for each equity-based compensation shall preserve the ration between the fixed component and the variable component, as set forth in section 4.2.

20.5.
Unless provided otherwise with respect to a specific grant, annual equity-based compensation granted to a non-employee member of the Board shall generally vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the grant date, and shall have a term expiring five years from the date of grant, unless earlier terminated in accordance with MediWound’s equity incentive plan(s).

20.6.
All other terms of the equity awards shall be in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

20.7.	In addition, members of MediWound’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

20.8.	It is hereby clarified that the compensation (and limitations) stated under Section G will not apply to directors who serve as Executive Officers.

H. Miscellaneous

21.
Nothing in this Policy shall be deemed to grant any of MediWound’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

22.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association. This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

23.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, MediWound may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of MediWound and none of the provisions thereof are intended to provide any rights or remedies to any person other than MediWound.

APPENDIX B

MediWound Ltd.

Third Amendment
to the
Amended and Restated Articles of Association

Effective as of September 26, 2019

1.
Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of MediWound Ltd. (the “Company”), which were adopted by the Company effective as of March 25, 2014 (the “Articles”).

1.	Article 6 of the Articles is hereby amended in its entirely to state as follows:

“6. The authorized share capital of the Company is New Israeli Shekels 500,000 divided into 50,000,000 ordinary shares of 0.01 New Israeli Shekels (one Agora) nominal value each (“Ordinary Shares”).”